September 9, 2013

Mark P. Shuman

Branch Chief-Legal

Katherine Wray

United States

Securities and Exchange Commission

Washington, D.C.  20549

Mail Stop 4561

Re:

OICco Acquisition IV, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed December 27, 2011

File No. 333-165760

Dear Mr. Shuman,

The following are the registrants responses to you comment letter of January 23, 2012.

General

1.

You disclose that your sole officer, director and shareholder Ronald Davis is also the sole officer, director and shareholder of several other blank check companies, including OICco Acquisition III, Inc.    We note that a registration statement on Form S-1 (file no. 333-168185) filed by OICco Acquisition III was declared effective on July 6, 2011, but that the company has not to date complied with its reporting obligations under the Securities Exchange Act of 1934. Give the failure of your affiliated company OICco Acquisition III to file its reports in a timely manner or at all, please add a separate and prominent risk factor discussing OICco Acquisition III’s failure in this regard and addressing the possibility that OICco Acquisition IV similarly may not satisfy its SEC reporting requirements.

Mr. Davis is no longer a sole officer or director with OICco Acquisition IV, Inc.

2.   Please also supplementally explain to us why OICco Acquisition III has not filed any required reports, including its Form 10-Q for the quarterly period ended September 30, 2011.   We may have further comments upon review of your response.

Mr. Davis is no longer a sole officer or director with OICco Acquisition IV, Inc. and new management has no insight into his motivation or reasons for not filing.

3.

In addition, we note your disclosure on page 19 that you intend to  file a registration statement  on  Form  8-A to register  your  common  stock under  Section  12(g) of the Exchange  Act  "within  5 business  days  of the  effectiveness"  of your  Form  S-1.   Your affiliated  company  OlCco Acquisition  disclosed   in  its Form  S-1 registration  statement that  it would  "immediately  upon  effectiveness  of the S-1  file a Form  8-A registering  its common  share  [sic] under  the Exchange  Act  of  1934."'   OICco Acquisition  Ill has not  to date filed  a Form  8-A registration  statement.   Please tell  us  in your  response  letter why your affiliated company  has not  filed a Form  8-A as it disclosed  it would.   It appears you should add risk  factor disclosure discussing the  possibility you  may fail to file a Form  8- A,  notwithstanding the disclosure  in  its Form  S-1, and  describing  the consequences to potential  investors  should you  similarly  fail to file such a document.

Mr. Davis is no longer a sole officer or director with OICco Acquisition IV, Inc. and new management has no insight into his motivation or reasons.

4.    With respect to OICco Acquisition  III and any other blank check companies controlled by Mr. Davis that are subject to SEC reporting obligations, please tell us in your response letter (i) the status of such company's attempts to raise capital through a registered offering of securities, and (ii) whether such company has entered into an agreement with respect to an initial business combination. Please update disclosure throughout the filing as appropriate to reflect the success, or lack thereof; that other blank check companies controlled by Mr. Davis have had to date. In this regard, specifically address the following, in each case discussing OICco Acquisition Ill and any other of Mr. Davis's blank check companies by name:

•

To the extent that any of Mr. Davis's other blank check companies with effective registration statements have not yet entered into an agreement for an initial business combination, please provide related risk factor disclosure and state the amount of time since their registration statements went effective.

•

Expand the risk factor on page 12 entitled "No assurance shares will be sold ..." to indicate whether OICco Acquisition III has raised any funds to date, and to indicate the amount of time since  its registration  statement went effective.

•

Revise the "Conflicts of lnterest" section on page 24 to discuss the status of OICco Acquisition Ill's attempts to raise capital through its registered offering of securities, and to state, if accurate, that OICco Acquisition III has not yet entered into an agreement for a business combination, as appears to be the case from the absence of a filed Form 8-K d disclosing such an agreement.

Mr. Davis is no longer a sole officer or director with OICco Acquisition IV, Inc. and new management has no insight into his motivation or reasons.

Exhibit 99a. Escrow Agreement

5.

You advise in response to prior comment 2 that Evolve Bank & Trust will serve as the escrow agent for the offering, but the second full paragraph of the escrow agreement still refers to Underhill Securities as the escrow agent.  Please revise or advise.

Reference to Underhill deleted.

Very truly yours,

/s/ Miguel Dotres

Miguel Dotres, President